UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2007.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):  _____
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

PUBLIC OFFERING OF PREFERRED SHARES OF BANCOLOMBIA S.A.
Medellín, Colombia, July 10, 2007
BANCOLOMBIA S.A. (“Bancolombia”) (NYSE: CIB) announces that the subscription period for its preemptive rights offering in Colombia ended on July 9, 2007.
Of the total 60 million preferred shares that were offered, 21,307,238 preferred shares were subscribed by shareholders or assignees, at a price of Ps 15,205 per share, for an aggregate amount of Ps 323,976,553,790.
Banca de Inversión Bancolombia S.A. Corporación Financiera acted as coordinator and lead book-running manager of the preemptive rights offering, and Valores Bancolombia S.A. acted as a book-running manager.
Preferred shares that were not subscribed by the shareholders entitled to exercise the preemptive rights are being offered exclusively outside of Colombia in the form of American Depositary Shares (“ADSs”), each representing four preferred shares, pursuant to an effective shelf registration statement (including a prospectus and prospectus supplement) filed with the SEC. Copies of the preliminary prospectus supplement relating to the ADS offering may be obtained from UBS Securities LLC, 299 Park Avenue, New York, NY 10171 or by phone at (212) 821-3000.
UBS Securities LLC is acting as the global coordinator for the ADS offering, and UBS Securities LLC and Merrill Lynch & Co. are acting as the joint book-running managers.
This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, nor shall there be any sales of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: July 10, 2007	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance